Exhibit 99.2

Kimber Resources Inc.
Management’s Discussion and Analysis
For the three and nine months ended March 31, 2010

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) financial position is for the three and nine months ended March 31, 2010 compared to the three and nine months ended March 31, 2009 and covers information up to the date of this MD&A. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended March 31, 2010 and 2009 which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated May 12, 2010.

Introduction

Kimber Resources Inc. is a gold-silver exploration company focused in Mexico. Kimber’s mission is to build shareholder value through the discovery, definition and development of gold and silver deposits in Mexico, turning them into profitable mining operations while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber owns three exploration projects located in Mexico. The most advanced project is Monterde, which as at March 31, 2010 is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project so that the full value can be realized.

The unaudited interim consolidated financial statements for the three and nine months ended March 31, 2010 and 2009 are prepared on a going-concern basis, which assumes that Kimber will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As Kimber does not generate positive cash flow from operations, it will need to raise additional funds through the future issuance of equity securities or the joint venture, option or sale of one or more properties.

Although Kimber has been successful in raising funds in the past, there can be no assurance that Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise funds, its mining properties may be joint ventured, optioned, sold or abandoned. As detailed in the following “Financings” section, Kimber closed a public offering on February 10, 2010.

The unaudited interim consolidated financial statements for the three and nine months ended March 31, 2010 and 2009 do not include any adjustments to the carrying value of assets and liabilities, and changes to balance sheet classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE Amex under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations (For the three months ended March 31, 2010)

Kimber’s net loss for the three months ended March 31, 2010 was $1,048,227 or $0.02 per common share compared with $728,081 or $0.01 loss per share for the three months ended March 31, 2009.

During the three months ended March 31, 2010 Kimber incurred net expenditures of $722,003 on its mineral properties; Expenditures of $846,366 were offset by the write-down of previously capitalized expenditures for the Setago property in the amount of $124,363; As per the table below $114,479 was for property acquisition including semi-annual taxes and the final payment (US$60,000) for the acquisition of an additional concession at Monterde (the San Francisco concession); Exploration expenditures totaled $731,887. The two major project expenditures during the period related to Monterde and Pericones.

A summary of unproven mineral right interests for the current and comparable periods is included in the table below:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Unproven mineral right interests
Property acquisition and taxes	$114,479	$40,002
Exploration and Engineering	731,887	873,024
Setago costs written off	(124,363)	-
Total expenditures	$722,003	$913,026

Exploration and Engineering, by location
Monterde	$510,108	$772,845
Pericones	221,779	100,179
Total expenditures	$731,887	$873,024

Monterde expenditures include
Assays	$6,619	$71,802
Engineering	144,767	121,832
Field Office	87,393	106,483
Geological, geophysical	139,063	303,917
Other categories	132,266	168,811
Total Monterde expenditures	$510,108	$772,845

Pericones expenditures include
Assays	$9,069	$9,878
Drilling	119,246	-
Geological, geophysical	63,016	73,153
Other categories	30,448	17,148
Total Pericones expenditures	$221,779	$100,179

During the current quarter the decision was made to discontinue exploration activities on the Setago property based on Kimber’s exploration priorities. Capitalized expenditures at the Setago property in the amount of $124,363 were written off during the current quarter.

Administration costs

Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses were $486,758 during the three months ended March 31, 2010 compared to $460,419 for the three months ended March 31, 2009. The increase was due to higher stock based compensation costs offset by lower salary costs during the current quarter.

Kimber recorded a stock based compensation expense of $303,187 for the three months ended March 31, 2010 as compared to $210,523 for the three months ended March 31, 2009. On February 12, 2010 Kimber granted 1,137,500 options with an exercise price of $1.15. The stock based compensation expense for the quarter ended March 31, 2010 is comprised of $222,268 (2009; $131,180) for new options granted and $80,919 (2009: $79,343) for stock options previously granted but for which the full fair value had not yet been fully amortized.

Salary and benefits costs excluding stock based compensation costs were $183,571 for the three months ended March 31, 2010 compared to $249,896 for the three months ended March 31, 2009. The decrease was due to year-end bonuses paid in February 2009 and a vacation pay accrual posted in March 2009.

General exploration costs were $73,096 during the three months ended March 31, 2010 compared to $nil for the three months ended March 31, 2009. These costs were incurred for Kimber geologists time and expenses spent on researching and visiting potential new projects.

Costs of $124,363 related to the Setago property which had been capitalized were written off during the current quarter.

Legal, audit and consulting costs were $98,685 for the three months ended March 31, 2010 compared to $113,919 for the three months ended March 31, 2009. Consulting fees were lower in the current quarter due to lower external fees for work on the Internal Control over Financial Reporting project in the current quarter.

Investor relations and shareholder communications expenses were $21,724 for the three months ended March 31, 2010 compared to $5,535 for the three months ended March 31, 2009. The increase is attributable to increased conference fees and increased dissemination of news releases. Office, insurance and miscellaneous expenses were $70,941 for the three months ended March 31, 2010 compared to $74,247 for the three months ended March 31, 2009.

Transfer and filing fees were $37,435 for the three months ended March 31, 2010 compared to $17,561 for the three months ended March 31, 2009. The increase in fees is the result of an increase in the total number of shares issued by Kimber.

Kimber recorded a loss from foreign exchange of $76,078 during the three months ended March 31, 2010 as compared to a loss of $11,352 during the three months ended March 31, 2009.

During the current quarter a foreign exchange loss was recorded relating to the public offering closed during the quarter. Funds were received in US dollars and revaluation of these funds held in US dollars at March 31, 2010 at the month end rate resulted in a foreign exchange loss of approximately $81,000. Recurring gains/losses originates from funds advanced to Mexico during the period that have increased/decreased in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Summary of Quarterly Results June 30, 2008 to March 31, 2010

	Q3 Mar 31/10	Q2 Dec31/09	Q1 Sep30/09	Q4 Jun30/09
Interest income	$2,408	$979	$2,904	$1,913
Total Loss	$(1,048,227)	$(541,303)	$(538,465)	$(530,555)
Loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.01)

	Q3 Mar31/09	Q2 Dec31/08	Q1 Sep30/08	Q4 Jun30/08
Interest income	$8,790	$15,706	$48,202	$43,525
Total Loss	$(728,081)	$(628,006)	$(504,363)	$(778,293)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments (Canadian and US government treasury bills, banker’s acceptance notes, and savings accounts with a Canadian Tier I financial institution) classified as cash. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At March 31, 2010, Kimber had working capital of $5,892,136 (June 30, 2009 - $3,364,187). Kimber has no long-term indebtedness or long-term obligations. The change in working capital for the nine months ended March 31, 2010 is primarily the result of the equity financing that increased cash by $2,630,201 to $6,085,777 (June 30, 2009 – $3,455,576) offset by an increase in accounts payable and accrued liabilities from $393,561 to $633,440. In the three months ended March 31, 2010, Kimber received gross proceeds of $3,849,578 (US$3,613,300) from a public offering and $2,884,166 was received from the exercise of warrants. Further details are included in the following “Financings” section.

Cash Flows

Kimber generates cash inflows from issuing its shares either through financings or the exercise of outstanding stock options and warrants. There is a risk that these options and warrants may not be exercised if Kimber’s share price falls below the exercise price due to market conditions.

Amounts receivable were $299,910 at March 31, 2010 compared to $190,975 at June 30, 2009. Amounts receivable are comprised primarily of an IVA tax refundable from the Government of Mexico. The IVA Tax is currently 16% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis, and expects to continue to recover outstanding amounts.

Prepaid expenses were $139,889 at March 31, 2010 compared to $111,197 at June 30, 2009. The increase was due primarily to prepaid insurance fees. Annual fees for Directors and Officers insurance (US$88,500) were paid in January 2010.

Property acquisition costs of $78,192 (US$75,000) were incurred for the purchase of a new Monterde concession, the San Francisco concession. The purchase of this concession was finalized by a payment of US$60,000 during January 2010. Future acquisition expenditures on these concessions will be minimal as there are no property purchase commitments.

Share capital was increased by $6,312,148 during the three months ended March 31, 2010 from a public offering of shares with gross proceeds of $3,849,578 net of share issue costs of $421,596, and the exercise of 2,307,333 warrants for gross proceeds of $2,884,166.

Financings

On February 10, 2010, Kimber completed a public offering of common shares. Subscription agreements were received for 3,142,000 common shares on this date. Gross proceeds of the offering were US$3,142,000. The placement agent’s commission was 4.5%, for a commission amount of US$141,390 resulting in net proceeds of US$3,000,610.

On March 8, 2010 Kimber announced the close of the sale of 471,300 common shares pursuant to the exercise in full of the agent’s over-allotment option, for gross proceeds of US$471,300. The placement agent’s commission was 4.5%, for a commission amount of US$21,209 for net proceeds of US$450,091.

Total gross proceeds of the public offering were $3,849,578 (US$3,613,300). The expenses of the offering were $421,596 resulting in net proceeds of $3,427,982.

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde or Pericones Properties.

Kimber leases its premises under an operating lease which expires in the fiscal quarter ending March 31, 2011. Kimber is obligated to make basic rent payments under its operating lease in each of the fiscal years from 2010 to 2011 totalling $76,428 as at March 31, 2010. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at April 30, 2010, Kimber had cash and Canadian government treasury bills totaling approximately $5,500,000; approximately $340,000 in amounts receivable and an estimated $600,000 in accounts payable and accrued liabilities.

Based on Kimber’s cash resources as at the date of this report, management expects to have sufficient cash to continue operations until March 31, 2011.

Kimber has no plans for debt financing at this time.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

There were no material related party transactions during the quarter ended March 31, 2010.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at March 31, 2010, Monterde covers 29,296 hectares in claims which extend 37 kilometres along the trend of mineralization. On January 15, 2010, Kimber completed the purchase of the San Francisco mineral rights concession in the Monterde property by payment of US$60,000. The total purchase price for this concession, which covers 30 hectares, was US$75,000. Total concessions at the Monterde property including this concession cover a total of 29,296 hectares.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Carotare, and Veta Minitas. Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

On December 9, 2009, Kimber filed an updated technical report regarding the resource estimate for the Carmen and Veta Minitas Deposits at the Monterde property. The technical report entitled “AN UPDATED MINERAL RESOURCE ESTIMATE FOR THE CARMEN AND VETA MINITAS DEPOSITS, MONTERDE PROJECT, GUAZAPARES MUNICIPALITY, CHIHUAHUA STATE, MEXICO” dated December 1, 2009 was prepared by Micon International Limited.

On March 10, 2010 Kimber announced an updated mineral resource estimate for the Carotare deposit. This estimate was based on 60 drill holes and 18 metallurgical samples after a thorough geological review.

Monterde – Carmen

An upgraded high grade gold-silver mineral resource estimate with improved metallurgical recoveries was announced on November 18, 2009. This mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource. The new mineral resource estimate was based on 587 drill holes and 329 metallurgical tests after thorough geological and metallurgical reviews.

Monterde - Veta Minitas

Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. An upgraded high grade gold-silver mineral resource estimate was announced on December 1, 2009. This mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource. The new mineral resource estimate was based on 64 drill holes and 17 metallurgical tests after a thorough geological review.

Monterde – Carotare

The Carotare zone of mineralization is located 2 kilometres west of the Carmen Deposit. In November 2005 Kimber delivered a mineral resource estimate on the Carotare deposit based on the 28 reverse circulation holes drilled. On March 10, 2010 Kimber completed an updated mineral resource estimate for the Carotare deposit. This estimate was based on 60 drill holes and 18 metallurgical samples after a thorough geological review.

Pericones

Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined. Initial sampling by Kimber returned significant silver grades, which were confirmed in greater detail in 2008 and 2009. The 100% owned Pericones property covers 11,890 hectares. A drill program at Pericones was initiated during the quarter ended March 31, 2010.

Setago

The 100% owned Setago Property, which consists of 3 concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde, and is still in the early stages of exploration. Expenditures relating to Setago were written off during the quarter ended March 31, 2010.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the three months ended March 31, 2010.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Kimber maintains the majority of its cash balances in Canadian dollars and converts them to United States dollars or Mexican Pesos when payments are required. No hedging has been undertaken to-date.

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at April 30, 2010.

Adoption of new accounting standards

i)	CICA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The effective date of adopting this standard for Kimber was July 1, 2009. The impact of implementation of these standards did not have a material impact on Kimber’s consolidated financial statements.

Recent accounting pronouncements

i)	CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. Effective July 1, 2011, Kimber will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards will not have a material impact on Kimber’s consolidated financial statements.

ii)	International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting, and disclosure controls and procedures. Kimber is developing an IFRS conversion plan and anticipates there will be changes in accounting policies and these changes may materially impact Kimber’s financial statements but the impact has not been determined at this time.

Internal Control Over Financial Reporting

Kimber’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining internal control over financial reporting. Kimber’s management, as at the end of the period covered by this interim filing, designed internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The control framework management used to design the issuer’s internal control over financial reporting is the Committee of Sponsoring Organizations of the Treadway Committee (COSO) control framework. Management did not identify material weaknesses relating to the design of internal control over financial reporting existing at the end of the period covered by this interim filing.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the design of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no material changes in Kimber’s internal control over financial reporting that occurred since the beginning of Kimber’s fiscal year to the date of this document that have materially affected, or are reasonably likely to materially affect Kimber’s internal control over financial reporting.

Disclosure Controls and Procedures

Kimber’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures. Kimber’s management, as at the end of the period covered by this interim filing, designed disclosure controls and procedures to provide reasonable, but not absolute, assurance that (i) material information relating to the issuer is made known to management by others and (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Disclosure controls and procedures provide only a reasonable level of assurance that they are effective. Accordingly, they may not detect that all disclosure requirements have not been met. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Outstanding Share Data

Kimber has one class of shares and at March 31, 2010, Kimber had 68,010,586 shares issued and 74,770,086 outstanding on a diluted basis as at March 31, 2010. During the quarter ended March 31, 2010, 3,613,300 shares were issued by public offering and 2,307,333 shares were issued from warrants exercised.

As at April 30, 2010 Kimber had 68,010,586 shares issued and 74,755,801 outstanding on a diluted basis.

Kimber has a stock option plan and at March 31, 2010, there were 4,759,500 options outstanding. Of the 4,759,500 options granted to employees, directors and consultants 3,477,827 options had vested at March 31, 2010.

Kimber had 2,000,000 warrants outstanding as at March 31, 2010. All of these warrants were issued on September 24, 2008 and expire on September 24, 2010. Each warrant entitles the holder to purchase one additional common share at a price of $1.80.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, Kimber may not be able to hedge future risk to the extent it feels is warranted. Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances. Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F and prospectus supplement dated February 3, 2010, filed on SEDAR and EDGAR. Our current Form 20-F is also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our Form 20-F and prospectus supplement dated February 3, 2010, along with other risks and uncertainties.

Industry Risks

  Mineral resource exploration and development is a high risk, speculative business.

  Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on Kimber’s financial condition and operations.

  Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of Mineral Reserves.

  Exploration activities are subject to geologic uncertainty and inherent variability.

  The quantification of Mineral Resources is based on estimates and is subject to great uncertainty.

  The recent unprecedented events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular.

  Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Company Risks

  Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.

  Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.

  Kimber’s exploration efforts may be unsuccessful.

  If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.

  Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.

  Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s common shares to decline.

  Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

  Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.

  Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.

  Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

  Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

  The Monterde Property is located in the Sierra Madre Mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Continuing increased rainfall may result in increased costs and delays in operations.

  Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

  Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.

  Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

  Future sales of Kimber’s common shares into the public market by holders of Kimber options and warrants may lower the market price, which may result in losses to Kimber’s shareholders.

  Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

  Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.

  Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.

  A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

National Instrument 43-101 Compliance

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on the Company’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of Petrus (Marius) Mare, Professional Geologist, a Qualified Person under NI 43-101.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us on our website, or from the SEC’s website at http://www.sec.gov/edgar.shtml.